EXHIBIT 12

COMPUTATION OF RATIOS
(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009 are as follows:

	For the Year Ended December 31,
(Amounts in thousands)	2013	2012	2011	2010	2009

Income (loss) from continuing operations before income taxes and
income from partially owned entities	$472,606	$(12,806)	$479,872	$629,417	$(14,924)
Fixed charges	542,555	524,939	532,205	548,764	624,135
Income distributions from partially owned entities	54,030	226,172	93,635	61,037	30,473
Capitalized interest	(42,303)	(16,801)	(1,197)	(864)	(17,256)

Earnings - Numerator	$1,026,888	$721,504	$1,104,515	$1,238,354	$622,428

Interest and debt expense	$42,303	$16,801	$1,197	$864	$17,256
Capitalized interest	17,062	14,425	11,851	11,537	11,079
1/3 of rental expense – interest factor	542,555	524,939	532,205	548,764	624,135
Fixed charges - Denominator	601,920	556,165	545,253	561,165	652,469
Preferred unit distributions	83,965	86,873	82,384	73,726	76,734
Combined fixed charges and preference distributions - Denominator	$685,885	$643,038	$627,637	$634,891	$729,203

Ratio of earnings to fixed charges	1.89	1.37	2.08	2.26	1.00

Ratio of earnings to combined fixed charges and preference
distributions	1.64	1.18	1.80	1.99	0.89

Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges and (iii) income distributions from partially owned entities, minus (iv) capitalized interest. Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest and (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals. Combined fixed charges and preference distributions equals fixed charges plus preferred unit distributions.